SEC

18001289

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 15 2018
Washington DC
416

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SEC FILE NUMBER
8-66223

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PALLADIUM CAPITAL ADVISORS, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 ROCKEFELLER PLAZA, SUITE 909
(No. and Street)

NEW YORK	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOEL PADOWITZ 646-485-7297
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN CPAs, LLP
(Name – *if individual, state last, first, middle name*)

132 NASSAU ST., SUITE 1023	NEW YORK, NY	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EW

OATH OR AFFIRMATION

I, Joel Padowitz, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Palladium Capital Advisors, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer
Title

Notary Public

LESLIE ALWADISH
Notary Public, State of New York
No. 01AL4812847
Qualified in New York County
Commission Expires Feb. 10, 2022

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [ ] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Palladium Capital Advisors, LLC
10 Rockefeller Plaza, Suite 909
New York, NY 10020

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Palladium Capital Advisors, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Palladium Capital Advisors, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of Palladium Capital Advisors, LLC's management. Our responsibility is to express an opinion on Palladium Capital Advisors, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Palladium Capital Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as Palladium Capital Advisors, LLC's auditor since 2015.

New York, NY
February 15, 2018

PALLADIUM CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$	2,142,019
Securities owned, at fair value		3,003,231
Accounts receivable		96,283
Deposits		62,550
	$	5,304,083

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Commissions payable and accrued expenses	$	3,752,583
MEMBERS' EQUITY		1,551,500
	$	5,304,083

See notes to financial statements

PALLADIUM CAPITAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

1. ORGANIZATION AND NATURE OF BUSINESS

Organization

Palladium Capital Advisors, LLC (the "Company") is a Delaware limited liability company and is a registered broker-dealer in securities under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company commenced operations on April 28, 2004. There were no liabilities subordinated to claims of general creditors during the year ended December 31, 2017.

Under its membership agreement with FINRA, and, pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3, under the Securities Exchange Act of 1934, pertaining to the possession or control of customer assets and reserve requirements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606 (ASU 20 14-09) to supersede nearly all existing revenue recognition guidance under U.S. GAAP. In August 2015, the F ASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date (ASU 2015-14), which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted but not earlier than the original effective date. The Company has not yet selected a transition method and is currently evaluating the effect that the updated standard will have on the statement of financial condition and related disclosures.

Basis of Presentation

The financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Cash and cash equivalents

Financial instruments that potentially subject the company to credit risk consist primarily of cash balances and accounts receivable. The Company maintains bank and brokerage accounts with major financial institutions. At times, such amounts may exceed Federal Deposit Insurance Corporation ("FDIC") limits.

Securities Transactions and Commissions

Commission and investment advisory revenue and related commission expense are recorded on the date the transaction is completed and there is a contractual obligation for the fee to be paid. When the Company receives compensation in the form of securities, revenue is recorded at the estimated value of the securities received.

Securities owned are recorded at current market value. Securities in publicly traded companies are valued at quoted market prices. Securities not readily marketable are not traded on public exchanges and are valued at fair value as determined by management, which approximates estimated realizable value. Securities are carried at fair value in accordance with the authoritative guidance on fair value measurements and disclosures under US GAAP. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Securities that are not currently traded on any public market are recorded at fair value as determined by management after giving considerations to operating results, financial conditions and capital transactions.
Because of the inherent uncertainty of the valuation of such non-publically traded securities, it is reasonably possible that such estimated value may differ significantly from the value that would result from the amount that might ultimately be realized, since such amount depends on future circumstances and cannot be determined until each investment is actually liquidated.

Significant Credit Risk and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income taxes

The Company is organized as a limited liability company and is recognized as a partnership for income tax purposes. No provision has been made for federal and state income taxes, since these taxes are the personal responsibility of the members.

The Company has accrued $22,927 for NYC UBT tax as of December 31, 2017.

In accordance with ASC 740, Income Taxes, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2017, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local

jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

3. COMMISSIONS PAYABLE AND ACCRUED EXPENSES

Commissions payable and accrued expenses include $2,222,003 which is payable upon disposition of certain securities owned and $1,422,398 in commissions payable, both payable to registered reps.

4. RELATED PARTIES

Commissions and other compensation expenses includes payments in the amount of $216,000 which were paid to members of the Company and other related parties.

5. FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 – Are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the

extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company has established valuation processes and procedures to ensure that its valuation of securities categorized as "Level 3" in the fair-value hierarchy are conservative, fair, consistent, and verifiable. The Company generally values securities held in private companies at the lower of independent third party appraised value or valuation based on the most recent round of financing for materially identical securities. The Company takes into account material changes that occurred to the underlying private company's business, financial conditions, and capital transactions, and adjusts its valuation accordingly. The Company documents its methodology in valuing each security held in private companies in its analysis dated as of the end of each calendar year. At December 31, 2017, the Company owns securities in private companies which it valued at a total of $538,187.

The Company reviews its valuation policies monthly or more frequently as needed to determine whether the current valuation techniques are still appropriate.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

The methods and significant assumptions used to determine fair values of financial instruments are as follows:

Exchange-Traded Equity Securities: Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 of the fair value hierarchy.

Notes: Notes are valued at face value due to their short term maturity date. Notes are categorized as level 2 of the fair value hierarchy.

The Company generally values securities held in private companies at the lower

of independent third party appraised value or valuation based on the most recent round of financing for materially identical securities. The Company takes into account material changes that occurred to the underlying private company's business, financial conditions, and capital transactions, and adjusts its valuation accordingly. The Company documents its methodology in valuing each security held in private companies in its analysis dated as of the end of each calendar year.

There were no transfers of assets between Level 1 and Level 2 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2017:

Assets	Level 1	Level 2	Level 3	Total
Public Equities (Small Cap)	$1,000	$2,464,044		$2,465,044
Private Equities (Small Cap)			$538,187	538,187
Total	$1,000	$2,464,044	$538,187	$3,003,231

Level 3 Change in Financial Assets and Liabilities:

Assets	Beginning Balance	Transfers in (out)	Purchases and Issuances	Unrealized gain (loss)	Ending Balance
Securities	$271,824	($50,625)	$321,686	($4,698)	$538,187

Assets	Beginning Balance	Transfers in (out)	Purchases and Issuances	Unrealized gain (loss)	Ending Balance
Securities	$271,824	($50,625)	$321,686	($4,698)	$538,187

6. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company entered into an office facility in 2016 under non-cancelable operating lease arrangements. The operating leases expires August 2021 and requires monthly payments of $10,358.

Future minimum payments under non-cancelable operating leases are approximately as follows:

Years Ending December 31,	
2018	$ 124,292
2019	$ 124,292
2020	$ 124,292
2021	$ 82,861
Total	$ 455,737

Rent expense for the year ended December 31, 2017 was $68,145.

7. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (i) of the Rule.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017, the Company had net capital of $634,039, which was $383,867 in excess of its required net capital of $250,172. The Company had a percentage of aggregate indebtedness to net capital of 592% as of December 31, 2017.

9. SUBSEQUENT EVENTS

The Company has evaluated and noted no events or transactions that have occurred after December 31, 2017 that would require recognition or disclosure in the financial statements.